Exhibit 11
 THE TURNER CORPORATION AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
"(in thousands, except per share amounts)"

	(unaudited)
	Nine Months Ended
	September 30
 	1995		1994


PRIMARY
Weighted average common shares outstanding	"5,186 "		"5,103 "

Common stock equivalents (assuming the use of the proceeds
  from their exercise or issuance to acquire treasury stock using the average quarterly market price) granted under employee stock
  option and stock purchase plans	104 		87

Weighted average common and common equivalent shares outstanding	"5,290"	5,190 "


Earnings available for common shareholders less dividends
"  on preferred stock, net of tax"	"$1,947 "		"$1,580 "


  Earnings per common share	$0.37 		$0.30

FULLY DILUTED

Weighted average shares outstanding used in the computation of primary
  earnings per share	"5,186 "		"5,103 "

Common stock equivalents (assuming the use of the proceeds from their exercise or issuance to acquire treasury stock using the quarter ended market price) granted under employee stock
  option and stock purchase plans	104 		87

Conversion of convertible preferred stock to common stock	849 		849

Weighted average common and common equivalent shares outstanding	"6,139 "6,039 "


Earnings available for common shareholders less
  preferred dividend differential	"$1,947 "		"$1,580 "


Fully diluted earnings per common share	$0.32 		$0.26